 Lithium – made in the USA  Powering America’s Clean Energy Transition  September 2020

     Shares / ADRs (1 ADR = 100 Shares)  11.5 M  1,155.3 M  Price (@ 8/28/20)  $6.05  A$0.09  Average Daily Trading Volume (30-day)  $620,000  A$103,000  Market Cap (@ 8/28/20) 1  $69 M  A$99 M  Cash (@ 6/30/20) 1  $26 M  A$36 M  1 – Pro forma for the placement which closed 8/4/20      Australian Super  13%  Fidelity  9%  Officers and Directors  8%  United States ADR Program  24%  Corporate Snapshot  2  Piedmont Lithium Limited  Key Shareholders  RESEARCH COVERAGE  OUR Purpose  To provide the domestic lithium required for America’s transition to a clean energy future   Listed on NASDAQ and ASX – Symbol PLL  Ideally Located to Address China’s Market Dominance  World-Class Business in Scale and Economics  Strong Cash Position  Trading at Steep Discount to NPV and Peer Group  Founded in 2016 – Headquartered in Belmont, NC, USA  Plan to Produce Lithium Hydroxide from Spodumene  Ian Middlemas  Australia  Chairman  Keith D. Phillips  USA  President & CEO  Anastasios Arima  USA  Director  Jeff Armstrong  USA  Director  Jorge Beristain  USA  Director  Levi Mochkin  Australia  Director  Board of Directors

 Electric Vehicle Demand Accelerating  Electric vehicle (EV) penetration projected to grow from ~3% to ~30% by 2030EV equities are at all-time highs as investors price in the electrification mega-trend  EVs Require Lithium  Volkswagen describes lithium as the ‘irreplaceable element of the electric era’Other materials can vary but a relatively stable lithium content is required in all Li-ion batteries  Lithium Hydroxide is Taking Share  Lithium hydroxide (LiOH) is required for high-nickel batteries in longer-range vehiclesLiOH demand expected to grow 21% per year through 2040  Spodumene the Preferred Feedstock  Piedmont will produce LiOH from spodumene, the feedstock preferred by western OEMsPiedmont has a large, high-grade spodumene resource on the Carolina Tin-Spodumene Belt  OEMs Seeking Ex-China Supply  China produces ~83% of the world’s lithium hydroxidePiedmont is developing the only conventional lithium project in the United States  World-Class Project  Project is world-class in terms of scale and economics with NPV of $1.1B for integrated projectBusiness model is uniquely scalable given US location and global availability of spodumene  Piedmont is Attractively Valued  PLL trades at <10% of net present value and at a significant discount to key comparables$26M cash position to drive project forward to construction  THE PIEDMONT VALUE PROPOSITION  3  lithium hydroxide…from spodumene…in the united states  3

   ELECTRIFICATION is A GLOBAL MEGA-TREND  4    EVs are superior vehiclesSmoother, quieter, fasterEVs reduce emissions2/3 lower greenhouse gas emissions vs. ICEsEVs are lower costFar cheaper to fuel and maintain  Source: Benchmark Minerals Intelligence  Tesla Model 3

     Ev DEMAND IS driven By economics  Source: Bloomberg New Energy Finance https://about.bnef.com/blog/behind-scenes-take-lithium-ion-battery-prices  13% Annual Cost Reduction  Source: ARK Innovation – Big Ideas 2020  5  EV SELLING PRICES projected TO FALL DUE TO LOWER BATTERY COSTS

   Supportive policy driving European Ev sales                      6,000 €bonus bygovernment+3,000 €bonus by carmanufacturers  7,000 €bonus bygovernment  5,000 €bonus bygovernment+1,000 €bonus by carmanufacturers  4,000 €bonus bygovernment+1,000 €bonus by carmanufacturers  3,000 €bonus bygovernment+2,000 €bonus by carmanufacturers  Source: HSBC, Macquarie, JATO  Source: International Council on Clean Transportation  6    JUNE 2020  YTD 2020  YTD 2019  YTD CHANGE  Sweden  26%  26%  11%  136%  Netherlands  16%  13%  9%  78%  Other  11%  11%  6%  83%  United Kingdom  10%  8%  2%  400%  France  9%  9%  2%  350%  Germany  9%  8%  3%  200%  AVERAGE  8%  8%  3%  167%  Belgium  7%  7%  3%  133%  Austria  6%  6%  3%  100%  Italy  3%  3%  1%  200%  Spain  3%  3%  1%  200%  Poland  1%  1%  0%  100%  Source: International Council on Clean Transportation  EU CO2 Emissions Penalties 2021  EV Sales Growth in Europe

 SUPPORTIVE POLICIES in the usa  7  American Government takes Disruptive Steps through the ORE Act to end Chinese Control of Rare Earths, Cobalt, Graphite, Lithium and Manganese

 Tesla model 3 the #1 seller in the united states  8  Tesla Model 3 sales are a highly informed estimateChart: Clean Technica | Source: Automakers, Clean Technica

     It’s Not Just Tesla  9    Source: Bloomberg New Energy Finance Electric Vehicle Outlook 2019  Major auto companies are all-in on electric vehicles400+ new EV models coming to market by 2025Mass market vehicles coming for the first timeFord to produce electric F-150 “before 2022”VW ID.3 launching in 2020Renault producing $9,000 EV for Indian market  Mustang MachE(2021)  VW ID.3(2020)  Rivian Trucks (2022)  Porsche Taycan(2020)

   EV equities outperformingTSLA and others up >200% ytdEVs dominating the SPAC marketPrivate capital investing aggressivelyRivian has raised $5.35B in past 18 monthsBattery raw materials stocks lagging LIT ETF up only 40% ytd, largely driven by TSLA  Equity MARKETS are PAYING UP FOR EV EQUITIES  10

   YOU CAN’T HAVE EVS WITHOUT lithium  11  Source: Benchmark Mineral Intelligence  LITHIUMis the lightest and most energy-dense metal, making it ideal for energy storage applications  LiOH SHORTAGESare expected by 2023  “LITHIUM: THE IRREPLACEABLE ELEMENT OF THE ELECTRIC ERA” (VW)  ChinaProduces the vast majority of the world’s lithium hydroxide  LITHIUM HYDROXIDEis required in the high-nickel cathode materials used in longer-range EVs

   Spodumene The Preferred Feedstock  12  “Lithium extracted from mining … is commercially more attractive … more stable to extract, easier to scale and generally more sustainable.” VW – April 2019“BMW signs contract with Ganfeng for sustainable lithium from mines in Australia.” BMW – November 2019  Source: McKinsey & Co., costs represent indicative 2025 costs for typical South American brine operations and typical Western Australian spodumene operations.  Spodumene is the low-cost source for Lithium Hydroxide  MAJOR AUTO COMPANIES PREFER SPODUMENE-SOURCED HYDROXIDE

   Piedmont IDEALLY Located in the USA’S Auto ALLEY…  13    New Orleans    Jacksonville    Tampa Bay    Everglades    Savannah    Wilmington        Baltimore    Wilmington    Charleston    Houston

   …and close to Europe’s growing battery supply chain  14

   Project  USA    #1 US State forBusiness (Forbes )  0%State Mining Royalties  23%Corporate Tax Rate  ~100%of World Lithium Production from 1950s to the 1980s  North Carolina - the cradle of the lithium industry  15

       Merchant  Integrated  Two COMPLEMENTARY development scenarios  Chemical Plant      Spodumene Supply from the Market  Spodumene from Piedmont Mine / Concentrator  Capacity of 22,700 t/y LiOH25 Year Mine & Chemical Plant LifeWorld’s Lowest Cost Producer2$1.1B NPV – 26% IRR1$218M run rate EBITDA1Initial Capex - $545M1  Capacity of 22,700 t/y LiOH25 Year Chemical Plant LifeWorld’s Lowest Cost Merchant Producer2$714M NPV – 26% IRR1$149M run rate EBITDA1Initial Capex – $377M1  Project  USA  16  Source: Estimated values previously announced in Company announcement “Chemical Plant PFS Demonstrates Exceptional Economics and Optionality of USA Location” dated May 26, 2020Based on Roskill’s forecasted 2028 all-in sustaining cost curve for lithium hydroxide production

 NORTH CAROLINA Location Drives Low Production Costs  17  NC Advantage vs. Remote Producers  Source: Primero, Company estimates    Low costProduction due to Local Work Force, Low Power and Gas Costs, and Minimal Royalties  INTEGRATEDBusinesses Generally Lower Cost due to Consumption of Internally Produced Raw Material  MERCHANTBusinesses Pay Retail for 3rd Party Concentrate. Piedmont Expects to have Lower Power and Gas costs vs. Chinese competitors and is not Subject to the 13% VAT Chinese Producers pay on LiOH Exports  Source: All-in sustaining cost estimates previously announced in Company Announcement “Chemical Plant PFS Demonstrates Exception Economics and Optionality of USA Location” dated May 26, 2020 and from Roskill 2028 All-In Sustaining Cost Curve (Roskill)

   High Cost Power and Transport Tight Labor MarketNo automobile assembly or cathode / battery supply chain                83% of LiOH production in 2019Imported Raw Materials13% VAT on exports    Where Would You Rather Be?  18      40% RoyaltiesActive Government‘War for Water’ likely to limit growth in lithium production  Kirchnerist EconomicsHyperinflation8% Export Tax                                                                                    Low Costs & TaxesLarge MarketCritical Material

   Clean Energy Product Portfolio  Lithium fuels EVs, reducing emissions two-thirds vs. internal combustion enginesQuartz by-product targeted at growing solar glass market  OEMs Prefer Hard Rock for Sustainability  Preference for spodumene vs. brine from a sustainability perspectiveBrine projects under pressure due to impact on water supply  Short Transport Distances  20-mile SC6 transport for integrated business vs. ~5,000 from Australia to ChinaPotential 98% reduction in ‘mine-to-EV’ supply chain  GreenMining  100% of electricity will come from low-carbon sourcesNo toxic chemicals or tailings impoundment; electric mining fleet being evaluated  Social  First-world labor and environmental practicesUSA safety standards            Positive ESG Profile   19

 CATALYSTS TO DRIVE SHAREHOLDER VALUE  20  Market Cap – US$mm  Notes: Market caps as of 6/5/20; KDR represents M&A transaction value.  Key Accomplishments Build core leadership teamFirst-mover land position on TSBMineral Resource of 27.9Mt at 1.11% Li20Section 404 permit receivedPFS demonstrating strong economicsBench scale LiOH testworkUS IPO to fund to construction decisionMilestones for the Next 12 MonthsDrill to expand mineral resourcesLaunch definitive feasibility studiesPilot plant metallurgical studiesPermit Kings Mountain siteLithium and byproduct sales agreementsComplete definitive feasibility studyAppoint financial advisor to evaluate strategic partnering optionsArrange project financing

 Electric Vehicle Demand Accelerating  Electric vehicle (EV) penetration projected to grow from ~3% to ~30% by 2030EV equities are at all-time highs as investors price in the electrification mega-trend  EVs Require Lithium  Volkswagen describes lithium as the ‘irreplaceable element of the electric era’Other materials can vary but a relatively stable lithium content is required in all Li-ion batteries  Lithium Hydroxide is Taking Share  Lithium hydroxide (LiOH) is required for high-nickel batteries in longer-range vehiclesLiOH demand expected to grow 21% per year through 2040  Spodumene the Preferred Feedstock  Piedmont will produce LiOH from spodumene, the feedstock preferred by western OEMsPiedmont has a large, high-grade spodumene resource on the Carolina Tin-Spodumene Belt  OEMs Seeking Ex-China Supply  China produces ~83% of the world’s lithium hydroxidePiedmont is developing the only conventional lithium project in the United States  World-Class Project  Project is world-class in terms of scale and economics with NPV of $1.1B for integrated projectBusiness model is uniquely scalable given US location and global availability of spodumene  Piedmont is Attractively Valued  PLL trades at <10% of net present value and at a significant discount to key comparables$26M cash position to drive project forward to construction  THE PIEDMONT VALUE PROPOSITION  21  lithium hydroxide…from spodumene…in the united states  21

   BACKGROUND MATERIALS

 Project  USA      PURE SPODUMENE MINERALOGY  SHALLOW OPEN PIT QUARRYING  23  HIGH-GRADE RESOURCE WITH vast UPSIDE  OPEN ALONG STRIKE AND AT DEPTH  ABUNDANT CLEAN PROCESS WATER  85% RECOVERIES BASED ON TESTWORK & 50 YEARS OF TSB PRECEDENT  Mineral Resources27.9 Mt @ 1.11% Li2O764,000 tonnes of contained LCE100% of the lithium is attributable to spodumene mineralizationShallow open pits – 74% of resource within 100m of surface and 97% within 150mOpen along strike and at depth

       By ProductS SERVE IMPORTANT MARKETS WHILE Providing IMPORTANT CREDITS TO OPERATING COSTS  24  quartz  Composites  Solar PanelGlass    TechnicalGlass  FEldspar  Mica  IndustrialCeramics  ArchitecturalGlass  Coatings  AutomotivePaints  Cosmetics  WeldingRods                    24

 25  Keith PhillipsPresident & CEO 30+ years Wall Street experience with JPMorgan, Merrill Lynch & Goldman SachsPatrick BrindleVP – Project Management20+ years US and global engineering, procurement and construction experience Lamont LeathermanVP – Chief Geologist25+ years as an exploration geologist, senior positions in BHP in the CarolinasTim McKennaGovernment Relations30+ years government relations, including with Rockwood Lithium and Lithium X          Taso ArimaFounder and DirectorVisionary natural resources entrepreneur; founder of multiple companiesAustin DevaneyVP – Sales & MarketingLithium industry veteran; head of sales and customer excellence for AlbemarleDavid BuckleyVP – Process Engineering25+ years lithium extraction and conversion expert, ex-Livent and AlbemarleGreg SwanCorporate Secretary15+ years accounting and governance experience with public companies           Leadership team    Technical Consultants  25

   LITHIUM PRICES BOTTOMING?  26  LiOH PRICESon Chinese importsinto South Korea remainabove $13,000/t  PLL studiesare based on LT LIOHprice of $12,910/tvs. 3-year avg.of ~$17,000/t  “IN 2022we will have a more significant price spike than we had in 2015-2017” Global Lithium LLC  MORGAN STANLEYSays “Lithium Prices Appear to have Bottomed in China”  NE Asia LIOH Imports

                                               Operating Spodumene Conversion Plant        ~100% of World Spodumene Production is Converted in China  China Produces Most of the World’s Lithium Hydroxide  US AND EUROPEANAuto Companies Seeking to Localize Supply Chains  North Carolina is an Ideal Location forMerchant Conversion  SPODUMENE PROJECTS EXIST WORLDWIDE, BUT 100% OF LIOH CONVERSION OCCURS IN CHINA  27

     LITHIUM 101  28    Cathode    Mining  refining  CathodeProduction  BatteryProduction  Electric VehicleProduction  Sources of Lithium   LITHIUM: the irreplaceable element of the electric erA1  Source: Volkswagen

     811 Battery cell cost BREAKDOWN  29  Source: Benchmark Mineral Intelligence

 Disclaimers  Cautionary Statements and Important InformationThis presentation does not constitute or form part of any offer to sell, or solicitation of any offer to buy, any securities in the United States or any other country. This presentation may not form the basis of any contract or commitment whatsoever with any person. Distribution of this presentation may be restricted by applicable law. This presentation has been prepared by Piedmont Lithium Limited (“Piedmont”) as a summary only and does not contain all information about Piedmont’s assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to Piedmont’s securities. Any investment in Piedmont should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future. Piedmont does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by Piedmont are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position. Forward Looking StatementsThis presentation contains forward-looking statements within the meaning of securities legislation in Australia and the United States, including statements regarding exploration and development activities; plans for Piedmont’s mineral projects; projections of market demand and lithium prices; statements about the timing and amount of resource declarations; and statements about the timing and ability to complete scoping studies and feasibility studies. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual events, results, performance or achievements to be materially different from events, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risk that we will be unable to commercially extract mineral deposits, that our properties may not contain expected reserves, risks and hazards inherent in the mining business (including risks inherent in developing mining projects, environmental hazards, industrial accidents, weather or geologically related conditions), uncertainty about our ability to obtain required capital to execute our business plan, our ability to hire and retain required personnel, changes in the market prices of lithium, changes in technology or the development of substitute products, the uncertainties inherent in exploratory, developmental and production activities, including risks relating to permitting and regulatory delays, uncertainties inherent in the estimation of lithium resources, risks related to competition, as well as other uncertainties and risk factors set out in filings made from time to time with the Australian Stock Exchange and the U.S. Securities and Exchange Commission, including our most recent Form 20-F. Actual events, results, performance and achievements could vary significantly from the estimates presented in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. We disclaim any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Piedmont, its financial or operating results or its securities.Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred ResourcesThe Project’s Core Property Mineral Resource of 25.1Mt @ 1.09% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O. The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O.The information contained in this presentation has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at www.sec.gov.Competent Persons StatementsThe information in this presentation that relates to Exploration Results, Mineral Resources, Metallurgical Testwork Results, Concentrator Process Design, Concentrator Capital Costs, Concentrator Operating Costs, Mining Engineering and Mining Schedule was extracted from our ASX announcement dated May 26, 2020 which is available to view on the Company’s website at www.piedmontlithium.com.Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcement; b) all material assumptions and technical parameters underpinning Mineral Resources, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcement.  30

 Powering America’s Clean Energy TransitionSeptember 2020  LITHIUM – MADE IN THE USA  Keith D. Phillips – President and CEO   +1 973 809 0505  kphillips@piedmontlithium.com  Head Office | 32 N Main Street | Suite 100 | Belmont, NC 28012 | USAExploration Office | 5706 Dallas-Cherryville Hwy. 279 | Bessemer City | NC 28016 | USARegistered Office | 28 The Esplanade | 9th Floor | Perth | WA 6000 | Australia  www.piedmontlithium.com